[redacted]

04015637

...TATES
...AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30593

RECEIVED MAR - 8 2004 WASH, D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01/ 2003 (MM/DD/YYYY) AND ENDING 12/ 31/ 2003 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Clearing Corp. (formerly known as JB Oxford & Company)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard Third Floor
(No. and Street)

Beverly Hills (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo (310) 777-8888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

725 South Figueroa Street (Address) Los Angeles (City) California (State) 90017 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

STATE OF: **California**

)ss.

COUNTY OF: **Los Angeles**

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Clearing Corp, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH D. WARGO
Commission # 1323937
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2005

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 27th day of February, 2004.

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (a) Statement of Financial Condition.
- [X] (a) Statement of Operations.
- [X] (a) Statement of Cash Flows
- [X] (a) Statement of Changes in Stockholder's Equity.
- [X] (a) Statement of Changes in Subordinated Borrowings.
- [X] (a) Computation of Net Capital.
- [X] (a) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (a) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (a) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (a) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (a) An Oath or Affirmation.
- [ ] (a) A Copy of the SIPC Supplemental Report.
- [ ] (a) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Schedules

National Clearing Corp. (formerly known as JB Oxford & Company)

Year ended December 31, 2003

with Report and Supplementary Report of Independent Auditors

National Clearing Corp.

Financial Statements and Supplementary Schedules

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder of
National Clearing Corp.

We have audited the accompanying statement of financial condition of National Clearing Corp., formerly known as JB Oxford & Company (a Utah corporation and wholly owned subsidiary of JB Oxford Holdings, Inc.) (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Clearing Corp. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2004

National Clearing Corp.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 6,699,687
Cash segregated and secured under federal and other Regulations	130,748,572
Receivable from customers (net of $2,781,305 allowance for uncollectable receivables)	78,251,151
Receivable from broker-dealers and clearing organizations	29,260,192
Other receivables	2,026,608
Note receivable from affiliate	2,500,000
Securities owned, at fair value	421,202
Deposits with clearing organizations and others, including securities with a market value of $756,956	6,383,405
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $3,323,720)	1,779,329
Other assets	410,902
Total assets	$ 258,481,048

Liabilities	
Payable to customers	$ 195,340,295
Payable to broker-dealers and clearing organizations	40,174,000
Payable to affiliate broker-dealer	301,578
Securities sold not yet purchased, at fair value	1,957,909
Accounts payable, accrued expenses and other liabilities	2,400,518
Payable to parent	1,448,325
Notes payable	1,000,000
Total liabilities	242,622,625
Commitments and contingencies *(Note 16)*	
Subordinated borrowings (from Parent)	1,000,000
Stockholder's equity:	
Preferred stock, 10,000 shares authorized, no shares issued and outstanding	–
Common stock, $1 par value, 40,000 shares authorized, 6,000 shares issued and outstanding	6,000
Additional paid-in capital	8,657,287
Retained earnings	6,195,136
Total stockholder's equity	14,858,423
Total liabilities and stockholder's equity	$ 258,481,048

See accompanying notes.

National Clearing Corp.

Statement of Operations

Year ended December 31, 2003

Revenues:	
Commissions	$ 6,428,377
Interest income	5,631,007
Clearing and execution	3,452,060
Trading profits, net	2,187,841
Other revenues	290,547
Total revenues	17,989,832
Expenses:	
Employee compensation and benefits	5,819,833
Communications and data processing	4,041,923
Interest	724,980
Promotional	179,395
Professional fees	2,181,342
Occupancy and equipment	2,345,427
Depreciation	1,152,770
Floor brokerage and clearance	992,633
Settlement	464,500
Amortization of intangible assets	1,101,968
Other expenses	1,270,050
Provision for bad debts	55,605
Total expenses	20,330,426
Loss before income tax benefit	(2,340,594)
Income tax benefit	(794,494)
Net loss	$ (1,546,100)

See accompanying notes.

National Clearing Corp.

Statement of Changes in Stockholder's Equity

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003	6,000	$ 6,000	$12,582,581	$ 7,741,236	$20,329,817
Non-cash assets contributed to affiliate	–	–	(3,925,294)	–	(3,925,294)
Net loss	–	–	–	(1,546,100)	(1,546,100)
Balance at December 31, 2003	6,000	$ 6,000	$ 8,657,287	$ 6,195,136	$14,858,423

See accompanying notes.

National Clearing Corp.

Statement of Changes in Subordinated Borrowings

Year ended December 31, 2003

Subordinated borrowings at January 1, 2003	$ 1,000,000
Subordinated borrowings at December 31, 2003	$ 1,000,000

See accompanying notes.

National Clearing Corp.

Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net loss	$ (1,546,100)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,152,770
Amortization of intangible assets	1,101,968
Provision for bad debt	55,605
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	15,426,651
Deposits with clearing organizations and others	(2,035,151)
Receivable from customers	3,990,602
Receivable from broker-dealers and clearing organizations	(20,988,262)
Other receivables	(1,083,549)
Securities owned	187,023
Other assets	(92,282)
Payable to customers	1,745,289
Payable to broker-dealers and clearing organizations	1,521,581
Payable to affiliate broker-dealers	289,780
Securities sold, not yet purchased	1,819,425
Accounts payable, accrued expenses, and other liabilities	(546,990)
Payable to parent	1,786,131
Net cash provided by operating activities	2,784,491
Investing activities	
Purchases of furniture, equipment and leasehold improvements	(845,475)
Increase in cash and cash equivalents	1,939,016
Cash and cash equivalents, beginning of year	4,760,671
Cash and cash equivalents, end of year	$ 6,699,687
Schedule of supplemental information:	
Interest paid	$ 746,874

See accompanying notes.

National Clearing Corp.

Notes to Financial Statements

December 31, 2003

1. Ownership Structure

National Clearing Corp., formerly known as JB Oxford & Company (the Company), effective October 1, 2003, was incorporated in August 1983 under the laws of the State of Utah. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (the NASD). The Company derives its revenues primarily from its retail discount brokerage operation, correspondent clearing, and market-making activities. The Company's operations are conducted out of offices in California, Minnesota, and New York. The Company is a wholly owned subsidiary of JB Oxford Holdings, Inc. (the Parent).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Securities Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable equity and other securities included in securities owned and securities sold, not yet purchased are stated at fair value. Fair value is generally based on published market prices. Other equity securities included in securities owned that are not publicly traded are reported as estimated fair value as estimated in good faith by management. Realized and unrealized gains and losses on securities owned and securities sold, not yet purchased are included in trading profits, net.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided for on accelerated and straight-line bases using an estimated useful life of three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease. Expenditures for repairs and maintenance that do not significantly increase the life of the assets are charged to operations as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company files its own state and local tax

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

returns. Deferred tax assets and liabilities represent amounts that will be deductible and payable, respectively, in future periods. Deferred tax provision or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years. The Parent reduced the Company's inter-company liability by the amount of deferred tax benefit from the year ended December 31, 2003. As a result, there are no current or deferred taxes remaining on the books of the Company for federal purposes.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value due to their short term nature.

3. Liquidity

The Company has incurred net operating losses in the current and previous years. As a direct result of the downturn in the U.S. securities markets that began in early 2000, the Company has suffered a significant reduction in transaction volume, and consequently revenues. To address these issues the Company has implemented cost containment measures to reduce expenses and has focused on increasing the revenue base. Management believes that the Company has sufficient cash to meet its obligations as they come due for the foreseeable future. In addition, management believes that they have sufficient capital to meet their regulatory requirement for the foreseeable future.

4. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months of less to be cash equivalents. Highly liquid investments are both readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of interest rate changes.

5. Cash Segregated and Secured Under Federal and Other Regulations

Cash of $129,991,136 has been segregated in special reserve bank accounts for the benefit of customers under SEC Rule 15c3-3. Cash of $757,436 has been segregated in special reserve bank accounts for the benefit of introducing brokers. See Note 15, "PAIB Requirements."

6. Related Party Transactions

Management Fee

Pursuant to a formal agreement with the Parent, management fee expense of $480,000 paid to the Parent is included in professional fees expense for the year ended December 31, 2003.

Note Receivable from Affiliate

The Company loaned $2,500,000 to Third Capital Partners, LLC (who maintains a controlling interest in the Parent) pursuant to a promissory note, payable on or before December 31, 2004. The note bears interest at the rate of nine and one-quarter percent per annum. Interest income earned from this note for the year ended December 31, 2004 was $231,250. Included in other receivables is $270,953 of accrued interest related to this note.

Employee Benefit Plans

Certain employees of the Company participate in various compensation and bonus programs available to officers and key employees of the Parent and its subsidiaries. Benefit plans that are available to the employees include a 401(k) plan and a health and welfare plan. For the year ended December 31, 2003, 401(k) contributions, net of forfeitures, included in employee compensation and benefits amounted to $104,466.

Payable to Affiliate Broker-Dealer

The JB Oxford & Company (JBOC), a wholly owned subsidiary of the Parent, entered into a fully disclosed correspondent agreement with the Company to clear its customer transactions. Payable to affiliate broker, consisting of trade commission payable, was $301,578 as of December 31, 2003.

6. Related Party Transactions (continued)

Payable to Affiliate Broker-Dealer (continued)

During the year ended December 31, 2003, the Company received $577,101 in clearing and execution revenues from JBOC.

Transfer of Operations/Assets to Affiliate

Effective October 1, 2003, the Company changed its name to National Clearing Corp. and transferred its retail brokerage operations to an affiliated company, Stocks 4 Less, Inc. Stocks 4 Less, Inc. changed its name to JB Oxford & Company in conjunction with the transfer. Both the Company and JBOC are wholly owned subsidiaries of JB Oxford Holdings, Inc. The assets transferred from the Company to JBOC at book value with no gain or loss recognized on the transaction as follows:

Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $1,621,229)	$ 504,094
Intangible assets, net of accumulated amortization of $3,217,739	3,298,776
Other assets	122,424
	$ 3,925,294

7. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due to or from customers as a result of cash and margin transactions. Customer receivables are collateralized by securities owned by the customers. Such collateral is not reflected in the financial statements.

8. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$ 29,232,316	$ 38,557,179
Securities failed to deliver/receive	27,856	203,363
Receivable from/payable to correspondents	20	1,143,978
Receivable from/payable to clearing organizations	–	269,480
	$ 29,260,192	$ 40,174,000

The Company has received securities with a market value of $23,284,978 in stock borrow transactions that have been re-pledged in stock loan transactions. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. At December 31, 2003, the market value of the securities failed to deliver was $31,370 and failed to receive was $80,692.

9. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2003, securities owned and securities sold, not yet purchased consisted of the following:

Marketable equity securities	$ 321,202
U.S. Treasury bill	100,000
Total securities owned	$ 421,202
Marketable equity securities	$ 1,957,909
Total securities sold, not yet purchased	$ 1,957,909

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

10. Borrowings Under Financing Agreements

The Company maintains uncommitted firm and customer financing arrangements at a bank with an aggregate borrowing limit approximating $25,000,000. The Company amounts borrowed bear interest at a fluctuating rate based on either the broker call or prime interest rate. There were no borrowings during the year.

11. Furniture, Equipment and Leasehold Improvements

The following summarizes the Company's furniture, equipment and leasehold improvements at December 31, 2003:

Furniture and equipment	$ 4,383,757
Leasehold improvements	719,292
Less: accumulated depreciation and amortization	(3,323,720)
	$ 1,779,329

For the year ended December 31, 2003, occupancy and equipment expense includes depreciation and amortization expense on furniture, equipment and leasehold improvements of $1,152,770.

12. Income Taxes

The current and deferred portions of the income tax benefit included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ (766,133)	$ (28,361)	$ (794,494)
State and local	–	(102,605)	(102,605)
Valuation allowance	–	102,605	102,605
Total	$ (766,133)	$ (28,361)	$ (794,494)

12. Income Taxes (continued)

The components of the deferred tax asset for state and local taxes are as follows:

Deferred tax assets:	
State net operating loss	$ 1,090,968
Bad debts reserve	260,325
Amortization	102,665
Depreciation	102,426
Accrued liabilities	26,168
Less: valuation allowance	(1,582,552)
Total	$ –

A valuation allowance has been placed against 100% of the state net deferred tax asset due to the uncertainty as to its ultimate realization. For tax purposes at December 31, 2003, the Company had state net operating losses of approximately $12,300,000 expiring in 2011 through 2015.

13. Notes payable

At December 31, 2003, the Company had $1,000,000 in notes payable to a former shareholder of the Parent, which has accrued interest of $189,440. Accrued interest is included in accounts payable and other liabilities on the statement of financial condition. This note bears interest at the broker call rate plus two percent not to exceed nine percent per annum. This note matured on March 31, 1999; however, the Company has decided to delay payment on the debt in light of the federal investigation. See below in Note 16, "Commitments and Contingencies."

14. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule). The Company has elected to compute its net capital requirement under the "alternative" method, which requires minimum net capital to be the greater of $250,000 or 2 percent of aggregate debit balances arising from customers' transactions, as defined. Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. At December 31, 2003, the Company's net capital of $9,554,544 was 11.4% percent of aggregate debit items and its net capital in excess of the minimum required was $7,873,465.

15. PAIB Requirements

As a clearing broker, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB), as defined. The PAIB calculation is completed for each correspondent firm that uses the Company as its clearing broker to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2003, the Company had a reserve requirement for PAIB of $739,869, which was computed based on aggregate debits of $69,264, and aggregate credits of $809,133. Included in the balance of cash segregated under federal and other regulations as of December 31, 2003 was $757,280 of cash held in a PAIB reserve account.

16. Commitments and Contingencies

Lease Commitments

Aggregate minimum annual future rental commitments for office space under noncancellable operating leases is as follows:

Fiscal years ending December 31:	
2004	$ 1,954,745
2005	1,555,365
2006	1,566,260
2007	1,167,545
2008	1,178,136
Thereafter	2,377,454
	$ 9,799,505

Certain of these leases have standard escalation clauses. Rental expense included in occupancy and equipment expense for the year ended December 31, 2003 was $2,276,995.

16. Commitments and Contingencies (continued)

Other Contingencies

The Company is a party to a number of pending legal, arbitration or administrative proceedings incidental to its business, including customer brokerage transactions claims as well as matters related to its clearing services resulting from the failure of certain correspondents. All of the legal, arbitration and administrative proceedings have arisen in the ordinary conduct of its business. There can be no assurance that in future periods these proceedings will not have a material adverse effect on the Company's financial condition or results of operations. Those proceedings that management believes may have a significant impact on the Company are described below.

In the course of the ongoing mutual fund investigations, the Company received a "Wells Notice" from the staff of the SEC's Los Angeles office on November 6, 2003, stating its intention to recommend that the SEC institute civil and administrative proceedings against the Company seeking injunctive relief, disgorgement, prejudgment interest and civil penalties for alleged violations of Sections 8A and 17(a) of the Securities Exchange Act of 1933, Sections 10(b), 15(b) and 21C of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 9(b) and 9(f) of the Investment Company Act of 1940 and Rule 22c-1 thereunder. The Company has complied with all requests of documents and provided testimonies in response to subpoenas from the New York Attorney General, the SEC, and the NASD regarding the allegations of the Company's violation in forward pricing principles. While the Company admits no wrongdoing and intends to vigorously defend itself, no assurance can be given as to the outcome of this matter. Although the likelihood of loss is probable, the Company has not accrued any amounts related to this matter, as the amount of loss is not estimable at this time. However, substantial penalties from fines or settlements resulting from an adverse outcome or judgment in this matter could have a material adverse effect on the financial position and results of operations of the Company.

On February 14, 2000, the Parent reached a settlement with the Los Angeles office of the United States Attorney's Office (the USAO) in the USAO's investigation of the Parent's prior management. While the Parent maintained its innocence, it agreed to pay $3,000,000 over three years to settle the USAO matter and to reimburse the USAO for the substantial expense associated with the two-year investigation. The agreement with the USAO provided for a $500,000 reduction in the amount of the settlement if an agreement was reached with the SEC that involves a payment of $1,000,000 or more. The Parent paid $1,000,000 to the USAO during the year ended December 31, 2001.

16. Commitments and Contingencies (continued)

Other Contingencies (continued)

In February 2002, the Parent and the USAO entered into a Settlement Agreement to postpone the date of the remaining payments to be $500,000 on February 15, 2003 and $500,000 on February 15, 2004. This agreement with the USAO also provided that if the Parent enters into a definitive agreement with the SEC that involves payment of $1,000,000 or more to the SEC, the Parent's obligation to the USAO would be reduced by $1,000,000, and the Parent would owe no further sums to the USAO. In May 2002, the SEC notified the Company that it was closing its investigation as to the Company without action. Accordingly, the Parent Company reduced its reserve for this matter by $1,000,000. Also, in conjunction with the closing of the investigation by the SEC, the USAO waived $1,000,000 of its remaining payments.

On March 31, 2003, the Parent made a partial payment of $50,000 and the USAO entered into a Settlement Agreement with the Parent to extend the $500,000 payment, which was due on February 14, 2003. As of December 31, 2003, the remaining liability due to the USAO, which is included in accounts payable and accrued liabilities of the Parent, was $950,000. On February 5, 2004, the Parent made another partial payment of $50,000 to the USAO to reduce its liability to $900,000. The remaining payment due dates are in negotiation between the USAO and the Parent.

In August 2000, the assignee and holder of two demand notes payable by the Parent to Oeri Finance Inc., in the principal face amount of $1,939,375, filed to collect the amounts due under the notes as well as seek return of certain securities seized by the government from the Parent. The Parent filed an answer and asserted defenses to payment including, among other defenses, a right of set-off for certain expenses incurred by the Parent in connection with the USAO and SEC investigation described above and related matters. In February 2002, the U.S. District Court, Central District of California, issued an Order granting the assignee's application for writ of pre-judgment attachment against the assets of the Parent. However, in January 2003, on reconsideration, the court vacated the writ of attachment, and all assets of the Parent that had been attached have been returned to the Parent. A final determination of these issues on the merits has yet to be made. The notes and underlying obligations have previously been disclosed by the Parent in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q since the issuance of the notes in July 1997. The Parent believes that it has valid defenses and set-offs to the claims and intends to vigorously defend itself, although no assurance can be given as to the outcome of this matter.

17. Subordinated Borrowings

The borrowings under the subordinated loan agreement at December 31, 2003 consist of one loan totaling $1,000,000 with the Parent. The agreement carries interest at 15 percent per annum, payable monthly. The loan matures on May 31, 2006. The estimated fair value of the subordinated loan agreement approximates $1,035,000 at December 31, 2003, based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

The subordinated borrowing is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1.

18. Preferred Stock

The Company has been authorized to issue 10,000 shares of preferred stock, none of which had been issued at December 31, 2003. The preference to be given to preferred shares is determinable at the time of issuance.

19. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include securities purchased under agreements to resell, securities sold under agreements to repurchase, bank loans and subordinated borrowings. Financial instruments carried at contract amounts, with the exception of subordinated borrowings, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

19. Financial Instruments (continued)

In accordance with industry practice, the Company records customer transactions on a settlement-date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of his contractual obligations, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect on the Company's financial condition or results of operations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into securities borrowing and lending transactions that may result in credit exposure in the event the counterparty is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

The Company is a market-maker for public corporations representing a wide variety of industries whose securities are traded in the NASD's Automated Quotation System (NASDAQ), the NASDAQ National Market System and through broker-to-broker exchanges. The Company selects companies in which it makes a market based on a review of the current market activity, and also to facilitate trading activity of its own and correspondent's clients. Market-making may result in a concentration of securities, which may expose the Company to additional off-balance sheet risk.

20. Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." This statement addresses the consolidation of variable interest entities ("VIEs"). A VIE is a corporation, partnership, trust or other legal structure used for business purposes that either does not have equity investors with substantive voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the VIE's risk of loss or if it is entitled to receive a majority of the VIE's residual returns. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement modifies the accounting for certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 effective July 1, 2003. The impact of the adoption had no effect on the Company's financial condition or results of operations.

Supplemental Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp.	as of December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)					14,858,423	3480
2. Deduct: ownership equity not allowable for net capital						3490
3 Total ownership equity qualified for net capital					14,858,423	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					1,000,000	3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and subordinated liabilities					15,858,423	3530
6. Deductions and/or charges						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			5,083,978	3540		
1. Additional charges for customers' and non-customers' securities accounts				3550		
2. Additional charges for customers' and non-customers' commodities accounts				3560		
B. Aged fail-to-deliver			7,961	3570		
1. Number of items	10	3450				
C. Aged short security differences – less reserve of		3460		3580		
number of items		3470				
D. Secured demand note deficiency				3590		
E. Commodity futures contracts and spot commodities Proprietary charges				3600		
F. Other deductions and/or charges			743,499	3610		
G. Deductions for accounts carried under Rule 15c3-1(a) (6), (a)(7) and (c)(2)(x)				3615		
H. Total deductions and/or charges					5,835,438	3620
7. Other additions and/or allowable credits (List)						3630
8. Net Capital before haircuts on securities positions					10,022,985	3640
9. Haircuts on securities: (computed, where applicable, permanent to 15c3-1 (f):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper			74,870	3680		
2. U.S. and Canadian government obligations				3690		
3. State and municipal government obligations				3700		
4. Corporate obligations				3710		
5. Stocks and warrants			293,686	3720		
6. Options				3730		
7. Arbitrage				3732		
8. Other securities				3734		
D. Undue concentration			99,885	3650		
E. Other (List)				3736	468,441	3740
10. Net Capital					9,554,544	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp.	as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				3756
12. Minimum dollar net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)				3758
13. Net capital requirement (greater of line 11 or 12)				3760
14. Excess net capital (line 10 less 13)				3770
15. Excess capital at 1000% (line 10 less 10% of line 19)				3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (List)		3820		3830
18. Deduct: Adjustments based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))				3838
19. Total aggregate indebtedness				3840
20. Percentage of aggregate indebtedness to net capital (line 19 – Line 10)				3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 – line 10 less item 4880 page 11)				3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	1,681,079	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000	3880
24. Net capital requirement (greater of line 22 or 23)	1,681,079	3760
25. Excess net capital (line 10 less 24)	7,873,465	3910
26. Percentage of Net Capital to Aggregate Debits (line 10) by line 17, page 8	11.4%	3851
27. Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11) by line 17, page 8)	11.4%	3854
28. Net capital in excess of: 5% of combined aggregate debit items or $100,000	5,351,845	3920

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp.	as of December 31, 2003

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	6%	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)) Net Capital		3852

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory from and the market values of memberships in exchanged contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

National Clearing Corp.

Schedule of Nonallowable Assets

December 31, 2003

Other receivables	$	393,747
Note receivable from affiliate		2,500,000
Furniture, equipment, and leasehold improvements, net		1,779,329
Other assets		410,902
Total nonallowable assets	$	5,083,978

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp.	as of December 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (See Note A, Exhibit A, Rule 15c3-3)	195,152,548	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)		4350		
3. Monies payable against customers' securities loaned (See Note C)	14,475,470	4360		
4. Customers' securities failed to receive (see Note D)	771,585	4370		
5. Credit balances infirm accounts which are attributable to principal sales to customers	210,061	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short security and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			210,609,664	4430
DEBIT BALANCES				
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	78,538,223	4440		
13. Securities borrowed to effectuate short sales by customers and customers and securities borrowed to make delivery on customers securities failed to deliver	5,263,091	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	206,075	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)	46,582	4469		
17. **Aggregate debit items			84,053,971	4470
18. **Less 3% (for alternative method only – See Rule 15c3-1(f)(5(i))			-2,521,619	4471
19. **TOTAL 15c3-3 DEBITS			81,532,352	4472
RESERVE COMPUTATION				
20. Excess of total debits over total credits (line 19 less line 11)				4480
21. Excess of total credits over total debits (line 11 less line 19)			129,077,312	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period			129,917,136	4510
24. Amount of deposit (or withdrawal) including $ ____ 4515 value of qualified securities			4,000,000	4520

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp.	as of December 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

25. New amount in Reserve Bank Account(s) after adding Deposit or subtracting withdrawal including $ [4525] value of qualified securities	133,917,136	4530
26. Date of deposit (MMDDYY)	01/02/2004	4540

FREQUENCY OF COMPUTATION

27. Weekly X [4333] Monthly ______ [4334]

EXEMPTIVE PROVISIONS

28. If an exemption from 15c3-3 is claimed, identify below the section upon which Such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)-Special Account for the Executive Benefit of customers maintained		4560
C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335]		4570
D. (k) (3)-Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, Excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$	4588
A. Number of items		4589
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the Requirements of Rule 15c3-3 Yes X [4584] No ______ [4585]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	National Clearing Corp.	as of December 31, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 *(continued)*

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by the respondent within the time frames specified under Rule 15c3-3.

B. State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than within the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

National Clearing Corp.

Notes to Supplementary Schedules

December 31, 2003

Reconciliation between the audited Net Capital of National Clearing Corp. as of December 31, 2003, and the Net Capital report:

Net capital, as reported in the company's (unaudited) FOCUS report	$ 14,868,423
Audit adjustments to ownership equity, net	(10,000)
Net capital	$ 14,858,423

No material differences exist between the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 (the Computation) as filed by the Company and the audited Computation.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
National Clearing Corp.

In planning and performing our audit of the financial statements of National Clearing Corp., formerly known as JB Oxford & Company (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2003, and this condition does not affect our report on the consolidated financial statements of the Company dated February 27, 2004. In performing our audit procedures, we identified that the Company had not maintained written consents from customers to hypothecate the securities carried for their accounts, as required in rule 8c-1(a) of the Securities and Exchange Act of 1934. Management is in the process of obtaining absent hypothecation agreements from all such customers.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria. However, we noted the following matter involving internal control, including control activities for safeguarding securities, and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2003, and this condition does not affect our report on the consolidated financial statements of the Company dated February 27, 2004. In performing our audit procedures, we identified that the Company had not maintained written consents from customers to hypothecate the securities carried for their accounts, as required in rule 8c-1(a) of the Securities and Exchange Act of 1934. Management is in the process of obtaining absent hypothecation agreements from such customers.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2004